UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16
OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2012

Commission File Number 001-33922

DRYSHIPS INC.

80 Kifissias Avenue

Amaroussion 15125, Athens Greece

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [X]       Form 40-F [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [  ].

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [  ].

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached as Exhibit 1 is a press release of DryShips Inc. (the “Company”) dated February 22, 2012: DryShips Inc. Reports Financial and Operating Results for the Fourth Quarter and Year Ended December 31, 2011.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

DryShips Inc.
(Registrant)

Dated: February 22, 2012	By: /s/George Economou
George Economou Chief Executive Officer

Exhibit 1

DRYSHIPS INC. REPORTS FINANCIAL AND OPERATING

RESULTS FOR THE FOURTH QUARTER AND YEAR ENDED DECEMBER 31, 2011

February 22, 2012, Athens, Greece. DryShips Inc. (NASDAQ: DRYS), or the Company, a global provider of marine transportation services for drybulk and petroleum cargoes, and through its majority owned subsidiary, Ocean Rig UDW Inc., or Ocean Rig, of off-shore deepwater drilling services, today announced its unaudited financial and operating results for the fourth quarter and year ended  December 31, 2011.

Fourth Quarter 2011 Financial Highlights

➢

For the fourth quarter of 2011, the Company reported a net loss of $6.2 million, or $0.02 basic and diluted loss per share. Included in the fourth quarter 2011 results are impairment losses on the vessels Avoca, Padre and Positano totaling $32.6 million, or $0.09 per share. Excluding these items, the Company’s net results would have amounted to net income of $26.4 million, or $0.07 per share.

➢

The Company reported Adjusted EBITDA of $164.4 million for the fourth quarter of 2011 as compared to $134.8 million for the fourth quarter of 2010. (1)

Year Ended December 31, 2011 Financial Highlights

➢

For the year ended 2011, the Company reported a net loss of $70.1 million, or $0.21 basic and diluted loss per share.

➢

The Company reported Adjusted EBITDA of $580.0 million for the year ended 2011 as compared to $571.7 million for the year ended 2010.

Recent Events

•

On February 20, 2012, the Company signed an $87.7 million firm offer letter from HSH Nordbank to partially finance the construction costs of three drybulk vessels. The agreement is subject to documentation.

•

On February 14, 2012, the Company entered into a $122.6 million credit facility with China Development Bank to partially finance the construction costs related to three Very Large Ore Carriers, or VLOCs.

•

On February 10, 2012, the Company concluded two Memoranda of Agreement for the sale of the vessels Avoca and Padre for a sales price of $80.5 million in the aggregate. The Avoca was delivered on February 22, 2012 while the Padre is expected to be delivered during February 2012.

•

In February 2012, we extended the existing drilling contract for the 6th generation drillship Ocean Rig Olympia by 47 days. The additional backlog is estimated at just over $28 million.

(1)

As Adjusted EBITDA is a non-GAAP measure, please see later in this press release for a reconciliation to net income.

•

In February 2012, the Company entered into nine interest rate swap agreements for a total notional amount of $988.8 million maturing from October 2015 through May 2017. These agreements were entered into to hedge the Company’s exposure to interest rate fluctuations by fixing our 3 month LIBOR rates between approximately 0.90% and 1.20%.

•

On February 9, 2012, Petróleo Brasileiro S.A. announced it has awarded 15 year term charters to a Consortium in which Ocean Rig is a participant for five ultra deep water units at an average day rate of $548,000.

•

On February 6, 2012 Ocean Rig announced that it has signed a new drilling contract for its semi-submersible drilling rig Leiv Eiriksson with a consortium coordinated by Rig Management Norway for drilling on the Norwegian Continental Shelf. The maximum total revenue backlog is estimated at $653 million for a minimum period of 1,070 days. The new contract is a well-based contract for 15 wells and will commence in the fourth quarter of 2012 or the first quarter of 2013. The contract includes three options of 6 wells with an exercise date well in advance of the expiry of the firm period.

•

On January 27, 2012, Ocean Rig extended the exercise date of its option agreements to construct three additional 7th generation drillships at Samsung, to April 2, 2012.

•

On January 23, 2012, Ocean Rig announced that it entered into a new drilling contract for its semi-submersible drilling rig Eirik Raude with an independent operator, for work offshore West Africa. The maximum total revenue backlog, to complete the 3 well program is estimated at $52 million for a period of 60 days. The new contract will commence in direct continuation after the completion of the existing Eirik Raude contract. The operator has an option to drill one additional well for an estimated duration of 20 days.

•

On January 3, 2012 and on February 6, 2012, the vessels Calida and Woolloomooloo (ex. Hull 1637a) were delivered to the Company.

•

On December 16, 2011 the Company signed newbuilding contracts for the construction of four 75,900 dwt Panamax Ice Class 1A bulk carriers with an established Chinese shipyard for a price of $34 million each, expected to be delivered in 2014. These are high specification dry cargo vessels with attractive features such as winterization and electronic main engines resulting in significant fuel efficiencies and the ability to navigate the Northern Sea Route.

George Economou, Chairman and Chief Executive Officer of the Company commented:

“We are pleased to report DryShips’ earnings for the fourth quarter of 2011. This last quarter of 2011 was a significant period for our offshore drilling unit because it generated profits in spite of downtime associated with mobilizing our rigs to drilling locations. More importantly, it marked the beginning of our next growth stage as we continue to build on our revenue backlog.

“On the shipping side, we continue to execute our defensive strategy by renewing our fleet as evidenced by our recent decision to built four high-spec ice class bulkers as replacements for the sale of older vessels such as the Avoca and the Padre. We believe we are well positioned to weather the current market downturn with 56% of our 2012 operating days in the drybulk segment under fixed rate charters at an average rate of about $34,720 per day.

“We are confident in our ability to source competitively-priced loans as recently evidenced by our signed term sheet with HSH Nordbank for the financing of three bulkers and well as the execution of a loan agreement with China Development Bank for three VLOCs. Furthermore, we executed amortizing interest rate swap agreements fixing interest rates on a substantial amount of our debt at historical low rates.

“The Company’s 73.9% stake in Ocean Rig represents its most valuable asset and Management is committed to keep executing its business plan for our ultra deepwater off-shore drilling segment to enhance value for the Dryships’ shareholders.”

 Financial Review: 2011 Fourth Quarter

The Company recorded net loss of $6.2 million, or $0.02 basic and diluted loss per share, for the three-month period ended December 31, 2011, as compared to net income of $97.9 million, or $0.30 basic and $0.29 diluted earnings per share, for the three-month period ended December 31, 2010. Adjusted EBITDA was $164.4 million for the fourth quarter of 2011 as compared to $134.8 million for the same period in 2010.

Included in the fourth quarter 2011 results are impairment losses from the sale of vessels Avoca, Padre and Positano totaling $32.6 million, or $0.09 per share. Excluding these items, the Company’s net results would have amounted to net income of $26.4 million or $0.07 per share.

For the drybulk carrier segment, net voyage revenues (voyage revenues minus voyage expenses) amounted to $81.7 million for the three-month period ended December 31, 2011, as compared to $106.7 million for the three-month period ended December 31, 2010. For the offshore drilling segment, revenues from drilling contracts increased by $135.4 million to $237.7 million for the three-month period ended December 31, 2011 as compared to $102.3 million for the same period in 2010. For the tanker segment, net voyage revenues amounted to $3.6 million for the three-month period ended December 31, 2011.

Total vessel and rig operating expenses and total depreciation and amortization increased to $119.6 million and $82.3 million, respectively, for the three-month period ended December 31, 2011 from $52.0 million and $48.9 million, respectively, for the three-month period ended December 31, 2010. Total general and administrative expenses increased to $37.4 million in the fourth quarter of 2011 from $25.2 million during the comparative period in 2010.

Interest and finance costs, net of interest income, amounted to $48.2 million for the three-month period ended December 31, 2011, compared to $5.7 million for the three-month period ended December 31, 2010.

Fleet List

The table below describes our fleet profile as of February 17, 2012:

	Year			Gross rate	Redelivery
	Built	DWT	Type	Per day	Earliest	Latest

Drybulk fleet

Capesize:
Mystic	2008	170,040	Capesize	$52,310	Aug-18	Dec-18
Robusto	2006	173,949	Capesize	$26,000	Aug-14	Dec-14
Cohiba	2006	174,234	Capesize	$26,250	Oct-14	Feb-15
Montecristo	2005	180,263	Capesize	$23,500	May-14	Oct-14
Flecha	2004	170,012	Capesize	$55,000	Jul-18	Nov-18
Manasota	2004	171,061	Capesize	$30,000	Jan-18	Aug-18
Partagas	2004	173,880	Capesize	$27,500	Jul-12	Dec-12
Alameda	2001	170,662	Capesize	$27,500	Nov-15	Jan-16
Capri	2001	172,579	Capesize	Spot	N/A	N/A

Panamax:
Woolloomooloo	2012	76,064	Panamax	$13,150	Dec-12	Feb-13
Amalfi	2009	75,206	Panamax	$39,750	Aug- 13	Dec- 13
Rapallo	2009	75,123	Panamax	Spot	N/A	N/A
Catalina	2005	74,432	Panamax	$40,000	Jun-13	Aug-13
Majorca	2005	74,477	Panamax	$43,750	Jun-12	Aug-12
Ligari	2004	75,583	Panamax	$55,500	Jun-12	Aug-12
Avoca (1)	2004	76,629	Panamax	$45,500	Sep-13	Dec-13
Padre (2)	2004	73,601	Panamax	$46,500	Sep-12	Dec-12
Saldanha	2004	75,707	Panamax	$52,500	Jun-12	Sep-12
Sorrento	2004	76,633	Panamax	$24,500	Aug-21	Dec-21
Mendocino	2002	76,623	Panamax	$56,500	Jun-12	Sep-12
Bargara	2002	74,832	Panamax	$43,750	May-12	Jul-12
Oregon	2002	74,204	Panamax	Spot	N/A	N/A
Ecola	2001	73,931	Panamax	$43,500	Jun-12	Aug-12
Samatan	2001	74,823	Panamax	Spot	N/A	N/A
Sonoma	2001	74,786	Panamax	Spot	N/A	N/A
Capitola	2001	74,816	Panamax	Spot	N/A	N/A
Levanto	2001	73,925	Panamax	Spot	N/A	N/A
Maganari	2001	75,941	Panamax	Spot	N/A	N/A
Coronado	2000	75,706	Panamax	Spot	N/A	N/A
Marbella	2000	72,561	Panamax	Spot	N/A	N/A
Positano	2000	73,288	Panamax	$42,500	Sep-13	Dec-13
Redondo	2000	74,716	Panamax	$34,500	Apr-13	Jun-13
Topeka	2000	74,716	Panamax	$12,250	Dec-12	Feb-13
Ocean Crystal	1999	73,688	Panamax	Spot	N/A	N/A
Helena	1999	73,744	Panamax	$32,000	May-12	Jan-13

Supramax:
Byron	2003	51,118	Supramax	Spot	N/A	N/A
Galveston	2002	51,201	Supramax	Spot	N/A	N/A
	Year			Gross rate	Redelivery
	Built	DWT	Type	Per day	Earliest	Latest

Newbuildings
Newbuilding Ice –class Panamax 1	2014	75,900	Panamax	Spot	N/A	N/A
Newbuilding Ice –class Panamax 2	2014	75,900	Panamax	Spot	N/A	N/A
Newbuilding Ice –class Panamax 3	2014	75,900	Panamax	Spot	N/A	N/A
Newbuilding Ice –class Panamax 4	2014	75,900	Panamax	Spot	N/A	N/A
Newbuilding VLOC #4	2013	206,000	Capesize	Spot	N/A	N/A
Newbuilding VLOC #5	2013	206,000	Capesize	Spot	N/A	N/A
Newbuilding Panamax 2	2012	76,000	Panamax	$13,150	Feb-13	Apr-13
Newbuilding Capesize 1	2012	176,000	Capesize	Spot	N/A	N/A
Newbuilding Capesize 2	2012	176,000	Capesize	Spot	N/A	N/A
Newbuilding VLOC #1	2012	206,000	Capesize	$25,000	June-15	June-20
Newbuilding VLOC #2	2012	206,000	Capesize	$23,000	Oct- 17	Oct-22
Newbuilding VLOC #3	2012	206,000	Capesize	$21,500	Jan- 20	Jan-27

Tanker fleet
Calida	2012	115,200	Aframax	Sigma Pool	N/A	N/A
Vilamoura	2011	158,300	Suezmax	Blue Fin Pool	N/A	N/A
Saga	2011	115,200	Aframax	Sigma Pool	N/A	N/A
Daytona	2011	115,200	Aframax	Sigma Pool	N/A	N/A
Belmar	2011	115,200	Aframax	Sigma Pool	N/A	N/A

Newbuildings
Blanca	2013	158,300	Suezmax	Blue Fin Pool	N/A	N/A
Bordeira	2013	158,300	Suezmax	Blue Fin Pool	N/A	N/A
Esperona	2013	158,300	Suezmax	Blue Fin Pool	N/A	N/A
Lipari	2012	158,300	Suezmax	Blue Fin Pool	N/A	N/A
Petalidi	2012	158,300	Suezmax	Blue Fin Pool	N/A	N/A
Alicante	2012	115,200	Aframax	Sigma Pool	N/A	N/A
Mareta	2012	115,200	Aframax	Sigma Pool	N/A	N/A

(1) Sold delivered to new owner on February 22, 2012

(2) Sold, expect to be delivered to new owners during February 2012.

Drilling Rigs:

Unit	Year built	Redelivery	Operating area	Backlog ($m) (*)
Leiv Eiriksson	2001	Q3 – 12	Falkland Islands	$ 126
Leiv Eiriksson	2001	Q4 – 15	North Sea	$ 653
Eirik Raude	2002	Q1 – 12	Ghana	$ 5
Eirik Raude	2002	Q2 – 12	Ivory Coast	$ 56
Eirik Raude	2002	Q3 – 12	West Africa	$ 52
Ocean Rig Corcovado	2011	Q1 – 15	Brazil	$ 534
Ocean Rig Olympia	2011	Q2 – 12	West Africa	$ 62
Ocean Rig Poseidon	2011	Q2 – 13	Tanzania	$ 291
Ocean Rig Mykonos	2011	Q1 – 15	Brazil	$ 528
Total				$2,307

(*) Backlog as of December 31, 2011 as adjusted for firm contracts thereafter

Drybulk Carrier and Tanker Segment Summary Operating Data (unaudited)

 (Dollars in thousands, except average daily results)

Drybulk	Three Months Ended December 31,		Year Ended December 31,
	2010	2011	2010	2011
Average number of vessels(1)	37.0	36.1	37.2	35.8
Total voyage days for vessels(2)	3,341	3,204	13,372	12,682
Total calendar days for vessels(3)	3,404	3,325	13,583	13,068
Fleet utilization(4)	98.1%	96.4%	98.5%	97.0%
Time charter equivalent(5)	$31,929	$25,479	$32,184	$27,229
Vessel operating expenses (daily)(6)	$5,577	$7,007	$5,245	$6,271

Tanker	Three Months Ended December 31, 2011	Year Ended December 31, 2011
Average number of vessels(1)	3.9	2.6
Total voyage days for vessels(2)	361	963
Total calendar days for vessels(3)	362	963
Fleet utilization(4)	99.7%	100%
Time charter equivalent(5)	$10,105	$12,592
Vessel operating expenses (daily)(6)	$8,895	$9,701

(1) Average number of vessels is the number of vessels that constituted our fleet for the relevant period, as measured by the sum of the number of days each vessel was a part of our fleet during the period divided by the number of calendar days in that period.

(2) Total voyage days for fleet are the total days the vessels were in our possession for the relevant period net of off hire days.

(3) Calendar days are the total number of days the vessels were in our possession for the relevant period including off hire days.

(4) Fleet utilization is the percentage of time that our vessels were available for revenue generating voyage days, and is determined by dividing voyage days by fleet calendar days for the relevant period.

(5) Time charter equivalent, or TCE, is a measure of the average daily revenue performance of a vessel on a per voyage basis. Our method of calculating TCE is consistent with industry standards and is determined by dividing voyage revenues (net of voyage expenses) by voyage days for the relevant time period. Voyage expenses primarily consist of port, canal and fuel costs that are unique to a particular voyage, which would otherwise be paid by the charterer under a time charter contract, as well as commissions. TCE is a standard shipping industry performance measure used primarily to compare period-to-period changes in a shipping company's performance despite changes in the mix of charter types (i.e., spot charters, time charters and bareboat charters) under which the vessels may be employed between the periods.

(6) Daily vessel operating expenses, which includes crew costs, provisions, deck and engine stores, lubricating oil, insurance, maintenance and repairs is calculated by dividing vessel operating expenses by fleet calendar days for the relevant time period.

Drybulk	Three Months Ended December 31,		Year Ended December 31,
	2010	2011	2010	2011
Voyage revenues	$ 113,521	$86,621	$457,804	$365,361
Voyage expenses	(6,844)	(4,985)	(27,433)	(20,048)
Time charter equivalent revenues	$ 106,677	$81,636	$430,371	$345,313
Total voyage days for fleet	3,341	3,204	13,372	12,682
Time charter equivalent TCE	$ 31,929	$25,479	$32,184	$27,229

Tanker	Three Months Ended December 31, 2011	Year Ended December 31, 2011
Voyage revenues	$ 3,903	$12,652
Voyage expenses	(255)	(526)
Time charter equivalent revenues	$ 3,648	$12,126
Total voyage days for fleet	361	963
Time charter equivalent TCE	$10,105	$12,592

Dryships Inc.

Financial Statements

Unaudited Condensed Consolidated Statements of Operations

(Expressed in Thousands of U.S. Dollars except for share and per share data)	Three Months Ended December 31,		Year Ended December 31,
	2010	2011	2010	2011
	(as restated)

REVENUES:
Voyage revenues	$113,521	$90,524	$457,804	$378,013
Revenues from drilling contracts	102,301	237,658	401,941	699,649
	215,822	328,182	859,745	1,077,662

EXPENSES:
Voyage expenses	6,844	5,240	27,433	20,573
Vessel and drilling rig operating expenses	51,999	119,573	190,614	373,122
Depreciation and amortization	48,863	82,280	192,891	274,281
Loss/(gain) on vessel sales/impairment	4,296	27,142	(5,847)	116,779
General and administrative expenses	25,203	37,387	87,264	114,282

Operating income	78,617	56,560	367,390	178,625

OTHER INCOME/(EXPENSES):
Interest and finance costs, net of interest income	(5,706)	(48,181)	(45,959)	(134,828)
Gain/(Loss) on interest rate swaps	26,884	2,298	(120,505)	(68,943)
Other, net	5,899	2,168	9,960	5,288
Income taxes	(5,640)	(9,872)	(20,436)	(27,428)
Total other expenses	21,437	(53,587)	(176,940)	(225,911)

Net income/(loss)	100,054	2,973	190,450	(47,286)

Net income attributable to Non controlling interests	(2,123)	(9,193)	(2,123)	(22,842)

Net income/(loss) attributable to Dryships Inc.	$97,931	$(6,220)	$188,327	$(70,128)

Earnings/(loss) per common share, basic	$0.30	$(0.02)	$0.64	$(0.21)
Weighted average number of shares, basic	307,926,254	375,495,260	268,858,688	355,144,764
Earnings/(loss) per common share, diluted	$0.29	$(0.02)	$0.61	$(0.21)
Weighted average number of shares, diluted	344,493,418	375,495,260	305,425,852	355,144,764

Dryships Inc.

Unaudited Condensed Consolidated Balance Sheets

(Expressed in Thousands of U.S. Dollars)	December 31, 2010	December 31, 2011

ASSETS
CURRENT ASSETS:
Cash and cash equivalents	$391,530	$251,143
Restricted cash	578,311	72,765
Other current assets	95,269	270,345
Total current assets	1,065,110	594,253

FIXED ASSETS, NET:
Vessels and rigs under construction and acquisitions	2,072,699	1,027,889
Vessels, net	1,917,966	1,956,270
Drilling rigs, machinery and equipment, net	1,249,333	4,587,916
Total fixed assets, net	5,239,998	7,572,075

OTHER NON-CURRENT ASSETS:
Restricted cash	195,517	332,801
Other non-current assets	483,869	122,560
Total non-current assets	679,386	455,361
Total assets	6,984,494	8,621,689

LIABILITIES AND STOCKHOLDERS’ EQUITY

CURRENT LIABILITIES:
Current portion of long-term debt	731,232	429,149
Other current liabilities	204,203	336,286
Total current liabilities	935,435	765,435

NON-CURRENT LIABILITIES:
Long-term debt, net of current portion	1,988,460	3,812,686
Other non-current liabilities	161,070	104,906
Total non-current liabilities	2,149,530	3,917,592

STOCKHOLDERS’ EQUITY:
Total equity	3,899,529	3,938,662
Total liabilities and stockholders’ equity	$6,984,494	$8,621,689

Adjusted EBITDA Reconciliation

Adjusted EBITDA represents net income before interest, taxes, depreciation and amortization, vessel impairments and gains or losses on interest rate swaps. Adjusted EBITDA does not represent and should not be considered as an alternative to net income or cash flow from operations, as determined by United States generally accepted accounting principles, or U.S. GAAP, and our calculation of adjusted EBITDA may not be comparable to that reported by other companies. Adjusted EBITDA is included herein because it is a basis upon which the Company measures its operations and efficiency. Adjusted EBITDA is also used by our lenders as a measure of our compliance with certain covenants contained in our loan agreements and because the Company believes that it presents useful information to investors regarding a company's ability to service and/or incur indebtedness.

The following table reconciles net income to Adjusted EBITDA:

(Dollars in thousands)	Three Months Ended December 31,		Year Ended December 31,
	2010 (as restated)	2011	2010	2011
Net income / (loss)	$97,931	(6,220)	188,327	$(70,128)

Add: Net interest expense	5,706	48,181	45,959	134,828
Add: Depreciation and amortization	48,863	82,280	192,891	274,281
Add: Impairment losses	3,588	32,584	3,588	144,688
Add: Income taxes	5,640	9,872	20,436	27,428
Add: (Gain)/Loss on interest rate swaps	(26,884)	(2,298)	120,505	68,943

Adjusted EBITDA	$134,844	164,399	571,706	$580,040

Conference Call and Webcast: February 23, 2012

As announced, the Company’s management team will host a conference call, on February 23, 2012 at 9:00 a.m. Eastern Standard Time to discuss the Company's financial results.

Conference Call Details

Participants should dial into the call 10 minutes before the scheduled time using the following numbers: 1(866) 819-7111 (from the US), 0(800) 953-0329 (from the UK) or +(44) 1452 542 301 (from outside the US). Please quote "DryShips."

A replay of the conference call will be available until March 1, 2012. The United States replay number is 1(866) 247- 4222; from the UK 0(800) 953-1533; the standard international replay number is (+44) (0) 1452 55 00 00 and the access code required for the replay is: 2133051#.

A replay of the conference call will also be available on the Company’s website at www.dryships.com under the Investor Relations section.

Slides and Audio Webcast

There will also be a simultaneous live webcast over the Internet, through the DryShips Inc. website (www.dryships.com). Participants to the live webcast should register on the website approximately 10 minutes prior to the start of the webcast.

About DryShips Inc.

DryShips Inc. is an owner of drybulk carriers and tankers that operate worldwide. Through its majority owned subsidiary, Ocean Rig UDW Inc., DryShips owns and operates 9 offshore ultra deepwater drilling units, comprising of 2 ultra deepwater semisubmersible drilling rigs and 7 ultra deepwater drillships, 3 of which remain to be delivered to Ocean Rig during 2013.  DryShips owns a fleet of 49 drybulk carriers (including newbuildings), comprising 11 Capesize, 31 Panamax, 2 Supramax and 5 newbuildings Very Large Ore Carriers (VLOC) with a combined deadweight tonnage of about 5.4 million tons, and 12 tankers (including newbuildings), comprising 6 Suezmax and 6 Aframax, with a combined deadweight tonnage of over 1.6 million tons.

DryShips’ common stock is listed on the NASDAQ Global Select Market where it trades under the symbol “DRYS.”

Visit the Company’s website at www.dryships.com

Forward-Looking Statement

Matters discussed in this release may constitute forward-looking statements. Forward-looking statements reflect our current views with respect to future events and financial performance and may include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts.

The forward-looking statements in this release are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, management's examination of historical operating trends, data contained in our records and other data available from third parties. Although we believe that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, we cannot assure you that it will achieve or accomplish these expectations, beliefs or projections.

Important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include the strength of world economies and currencies, general market conditions, including changes in charterhire rates and vessel values, changes in demand that may affect attitudes of time charterers to scheduled and unscheduled drydocking, changes in our operating expenses, including bunker prices, dry-docking and insurance costs, or actions taken by regulatory authorities, potential liability from pending or future litigation, domestic and international political conditions, potential disruption of shipping routes due to accidents and political events or acts by terrorists.

Risks and uncertainties are further described in reports filed by DryShips Inc. with the US Securities and Exchange Commission.

Investor Relations / Media:

Nicolas Bornozis

Capital Link, Inc. (New York)

Tel. 212-661-7566

E-mail: dryships@capitallink.com